UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2023

LG Display Co., Ltd.

(Translation of Registrant’s name into English)

LG Twin Towers, 128 Yeoui-daero, Yeongdeungpo-gu, Seoul 07336, Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No X

EXPLANATORY NOTE

This Report of Foreign Private Issuer on Form 6-K/A amends the Report of Foreign Private Issuer on Form 6-K furnished by LG Display Co., Ltd. (the “Company”) to the Securities and Exchange Commission on December 18, 2023 (the “Original Report”), which contained an English language summary of a Report of a Material Event originally filed by the Company with the Korea Exchange on December 18, 2023, regarding its plans to engage in a paid-in capital increase.

On December 19, 2023, the Company filed with the Korea Exchange an Amended Report of a Material Event (the “Amended Report”), reflecting the following amendments to the Original Report:

Item	Prior to amendment	As amended
Section 21 (Whether the Capital Increase is Subject to Notification to the Korea Fair Trade Commission)

Whether the Capital Increase is Subject to Notification to the Korea Fair Trade Commission: no, as such determination cannot be made as of the date of hereof. The Company plans to provide an amended disclosure in the event of any changes in this regard due to, among other things, the determination of the Definitive Subscription Price or any decision by an affiliate of the Company to participate in the Capital Increase.

Whether the Capital Increase is Subject to Notification to the Korea Fair Trade Commission: yes, as the Board of Directors of an affiliate of the Company has adopted a resolution to participate in the Capital Increase. See the Company’s public disclosure titled “Related Party’s Participation in Paid-in Capital Increase by LG Display Co., Ltd.,” which was furnished to the United States Securities and Exchange Commission under Form 6-K on December 19, 2023, for further details.

Section 22(D)(4) (Other Considerations for Investment Decision – Share Rights)

The Company shall apply for the listing of the Share Rights (issued to beneficial shareholders in a lump sum deposit manner) on the Korea Exchange and maintain such listing for at least five (5) business days.

The Company shall apply for the listing of the Share Rights (issued to beneficial shareholders in a lump sum deposit manner) on the Korea Exchange and maintain such listing for at least five (5) business days.

 - Expected Period of
   Listing of Share Rights:
   February 19, 2024 to
   February 23, 2024 (five
   business days)

An English language summary of the Amended Report, reflecting the above amendments, is attached below.

Report of a Material Event (Resolution Regarding Paid-in Capital Increase)

On December 18, 2023, the Board of Directors of LG Display Co., Ltd. (the “Company”) adopted a resolution to approve the Company’s proposed paid-in capital increase (the “Capital Increase”). The key details of the resolution are as follows:

1.
Type and Number of New Shares to be Issued
a.
Common Shares: 142,184,300
b.
Other Shares: —

2.
Par Value per Share: Korean Won (“KRW”) 5,000

3.
Total Number of Issued and Outstanding Shares Prior to the Capital Increase
a.
Common Shares: 357,815,700
b.
Other Shares: —

4.
Expected Use of Proceeds
a.
Facility Investment: KRW 415,900,000,000
b.
Business Acquisition: —
c.
Operating Capital: KRW 548,312,065,000
d.
Debt Repayment (KRW): KRW 393,648,000,000
e.
Acquisition of Securities of Other Corporations: —
f.
Others: —

5.
Method of Capital Increase: a share rights offering to existing shareholders (the “Rights Offering”) followed by a public offering in Korea of the shares that were not subscribed for pursuant to the Rights Offering

6.
Subscription Price of New Shares
a.
Definitive Subscription Price
i.
Common Shares: not available
b.
Estimated Subscription Price
i.
Common Shares: KRW 9,550 per share

Expected Date for Determination of Definitive Subscription Price: February 29, 2024

7.
Method of Determination of Definitive Subscription Price: please refer to Section 22. Other Matters to Consider for Investment Decision – A. Method of Determination of Subscription Price for New Shares

8.
Record Date for Allocating Share Rights to Existing Shareholders (the “Record Date”): January 26, 2024

9.
Number of New Shares Allocated per Share Held by Existing Shareholders (the “Per Share Allocation Ratio”): 0.3178939325

10.
Preferential Allocation Ratio for Members of Employee Stock Ownership Association: 20%

11.
Expected Subscription Dates
a.
Employee Stock Ownership Association
i.
Start Date: March 6, 2024
ii.
End date: March 6, 2024
b.
Existing Shareholders

i.
Start Date: March 6, 2024
ii.
End date: March 7, 2024

12.
Date of Payment: March 14, 2024

13.
Plan for Disposition of Unsubscribed Shares: please refer to Section 22. Other Matters to Consider for Investment Decision – B. Allocation of New Shares

14.
Record Date of Dividend on New Shares: January 1, 2024

15.
Expected Date of Delivery of New Shares: not applicable

16.
Expected Date of Listing of New Shares: March 26, 2024

17.
Transferability of Share Rights: yes
a.
Listing of Share Rights: yes

18.
Date of Resolution by the Board of Directors: December 18, 2023
a.
Participation by outside directors

i. Number of directors present: four outside directors

ii. Number of directors absent: none

b.
Participation by statutory auditors (audit committee members): yes

19.
Whether Filing of a Securities Registration Statement in Korea is Required: Yes

20.
Short-Selling Trading Period in which Subscription is Prohibited
a.
Applicability: yes
b.
Start Date: December 19, 2023
c.
End Date: February 29, 2024

21.
Whether the Capital Increase is Subject to Notification to the Korea Fair Trade Commission: yes, as the Board of Directors of an affiliate of the Company has adopted a resolution to participate in the Capital Increase. See the Company’s public disclosure titled “Related Party’s Participation in Paid-in Capital Increase by LG Display Co., Ltd.,” which was furnished to the United States Securities and Exchange Commission under Form 6-K on December 19, 2023, for further details.

22.
Other Considerations for Investment Decision

A.
Determination of the Subscription Price for New Shares

Due to the abolishment of the procedures for determining the subscription price for shares offered through a rights offering to existing shareholders under Article 5-18 of the Regulations on Issuance, Public Disclosure, etc. of Securities of Korea, the Company may determine the subscription price per share in any manner at its discretion. However, due to concerns of market disruption and in consideration of existing practices, the Company has elected to determine the subscription price per common share for the Capital Increase by partially applying Article 57 of the Regulations on Issuance, Public Disclosure, etc. of Securities of Korea.

(1)
Estimated Subscription Price. The estimated subscription price per common share (the “Estimated Subscription Price”) shall be calculated by using the formula set forth immediately below this paragraph. The Estimated

Subscription Price shall apply a 20% discount rate (the “Discount Rate”) to the estimated base share price (the “Estimated Base Share Price”), which shall be the lower of (a) the arithmetic mean of (x) the volume weighted average price of the Company’s common shares (“VWAP,” which is calculated by dividing the total value of the Company’s common shares traded on the KOSPI Market of the Korea Exchange during the relevant period by the total volume of the Company’s common shares so traded during the relevant period) for the one-month period ending December 15, 2023, which is the trading date immediately preceding the date of the resolution of the Company’s Board of Directors to approve the Capital Increase, (y) the VWAP for the one-week period ending December 15, 2023 and (z) the closing price of the Company’s common shares on December 15, 2023, in each case calculated retroactively, and (b) the VWAP for the one-day period on December 15, 2023; provided, however, that (i) if the price determined as described above includes an amount less than the quotation unit of the Company’s common shares, such amount shall be rounded up to the nearest quotation unit, and (ii) if the price determined as above is equal to or less than the par value of the Company’s common shares, the subscription price shall be the par value of the Company’s common shares.

* Estimated Subscription Price = [Estimated Base Share Price x (1 – Discount Rate)] / [1 + (Capital Increase Ratio** x Discount Rate)]

** Capital Increase Ratio = number of new shares to be issued / total number of issued and outstanding shares prior to the capital increase

(2)
First Indicative Subscription Price: The first indicative subscription price per common share (the “First Indicative Subscription Price”) shall be calculated by using the formula set forth immediately below this paragraph and applying the Discount Rate of 20% to the first base share price (the “First Indicative Base Share Price”), which shall be the lower of (a) the arithmetic mean of (x) the VWAP for the one-month period ending January 23, 2024, which is the third trading date immediately preceding the Record Date, (y) the VWAP for the one-week period ending January 23, 2024 and (z) and the closing price of the Company’s common shares on January 23, 2024, in each case calculated retroactively, and (b) the closing price of the Company’s common shares on January 23, 2024; provided, however, that (i) if the price determined as described above includes an amount less than the quotation unit of the Company’s common shares, such amount shall be rounded up to the nearest quotation unit, and (ii) if the price determined as above is equal to or less than the par value of the Company’s common shares, the subscription price shall be the par value of the Company’s common shares.

* First Indicative Subscription Price = [First Indicative Base Share Price x (1 – Discount Rate)] / [1 + (Capital Increase Ratio x Discount Rate)]

(3)
Second Indicative Subscription Price: The second indicative subscription price per common share (the “Second Indicative Subscription Price”) shall be calculated by using the formula set forth immediately below this paragraph and applying the Discount Rate of 20% to the second indicative base share price (the “Second Indicative Base Share Price”), which shall be the lower of (a) the arithmetic mean of (x) the VWAP for the one-week period ending February 29, 2024, which is the third trading date immediately preceding

March 6, 2024 (i.e., the first day of subscription by existing shareholders) and (y) the closing price of the Company’s common shares on February 29, 2024, each calculated retroactively, and (b) the closing price of the Company’s common shares on February 29, 2024; provided, however, that (i) if the price determined as described above includes an amount less than the quotation unit of the Company’s common shares, such amount shall be rounded up to the nearest quotation unit, and (ii) if the price determined as above is equal to or less than the par value of the Company’s common shares, the subscription price shall be the par value of the Company’s common shares.

* Second Indicative Subscription Price = Second Indicative Base Share Price x (1 – Discount Rate)

(4)
Definitive Subscription Price: The definitive subscription price per common share (the “Definitive Subscription Price”) shall be the lower of the First Indicative Subscription Price and the Second Indicative Subscription Price; provided, however, that pursuant to Article 165-6 of the Financial Investment Services and Capital Markets Act of Korea and Article 5-15-2 of the Regulations on Issuance, Public Disclosure, etc. of Securities of Korea, if the lower of the First Indicative Subscription Price and the Second Indicative Subscription Price is less than the price obtained by applying a discount rate of 40% to the definitive base share price (the “Definitive Base Share Price”), which is equal to the VWAP for the period from February 27, 2024 (i.e., the fifth trading date immediately preceding the first day of subscription by existing shareholders) to February 29, 2024 (i.e., the third trading date immediately preceding the first day of subscription by existing shareholders), calculated retroactively, the Definitive Subscription Price will be the price calculated by applying a discount rate of 40% to the Definitive Base Share Price. Furthermore, (i) if the price determined as described above includes an amount less than the quotation unit of the Company’s common shares, such amount shall be rounded up to the nearest quotation unit, and (ii) if the price determined as above is equal to or less than the par value of the Company’s common shares, the subscription price shall be the par value of the Company’s common shares.

* Definitive Subscription Price = Max {Min [First Indicative Subscription Price per New Share, Second Indicative Subscription Price per New Share], 60% of the Base Share Price}

Note: the subscription price for the subsequent public offering in Korea of shares that were not subscribed pursuant to the Rights Offering will be the same as the Definitive Subscription Price.

B.
Allocation of New Shares

(1)
Employee Stock Ownership Association: 28,436,860 shares, representing 20% of the new shares to be issued through the Capital Increase, shall be preferentially allocated to the Company’s employee stock ownership association in accordance with Article 165-7 of the Financial Investment Services and Capital Markets Act of Korea.

(2)
Rights Offering to the Existing Shareholders: each of the Company’s shareholders listed in the Company’s register of shareholders as of 18:00

Korea Standard Time on the Record Date (hereinafter referred to as the “Existing Shareholders”) shall receive the right to subscribe for 0.3178939325 new common share per common share owned by such Existing Shareholder (i.e., the Per Share Allocation Ratio and such right, the “Share Right”) with any portion smaller than a full share being rounded down, and new shares shall be allocated to the Existing Shareholders based on their actual subscription amount up to the maximum amount of allocation pursuant to the Per Share Allocation Ratio as stated above; provided, however, that the above-stated Per Share Allocation Ratio may be subject to change as a result of any change in the number of treasury shares held directly by the Company or indirectly through a trust prior to the Record Date.

(3)
Oversubscription: With respect to any unsubscribed shares remaining after the subscription periods for the employee stock ownership association and the Existing Shareholders (in their capacity as Share Right holders), such unsubscribed shares shall be allocated in proportion to the number of shares oversubscribed for by the Existing Shareholders (maximum oversubscription ratio allowed: 0.2 share per new share allocated); provided, however, that if the number of shares oversubscribed for falls short of the number of the unsubscribed shares, 100% of the oversubscribed amount shall be allocated), and fractional shares shall be rounded down and shall not be allocated.
(i)
Maximum number of shares available for subscription = Maximum number of shares available for subscription with Share Rights + Maximum number of shares available for oversubscription
(ii)
Maximum number of shares available for subscription with Share Rights = Number of Share Rights in possession
(iii)
Maximum number of shares available for oversubscription = Maximum number of shares available for subscription with Share Rights x Oversubscription ratio (i.e., 20%)

(4)
Public Offering: Any unsubscribed shares remaining after the above-described subscription by the employee stock ownership association, the Existing Shareholders (in their capacity as Share Right holders) and participants in the oversubscription procedures as well as those resulting from fractional shares will be sold pursuant to a public offering in Korea as described in the Report of a Material Event filed with the Financial Supervisory Service in Korea on December 18, 2023.

C.
Place and Period of Offering

Eligible Subscribers		Place of Subscription	Date of Offering
Employee Stock Ownership Association		Main and branch offices of Daishin Securities Co., Ltd.	March 6, 2024
Existing Shareholders (Holders of Share Rights)	Special Account Holders (Existing “Registered Shareholders”)	Main and branch offices of the joint lead managers for the Capital Increase.	March 6, 2024 to March 7, 2024
	General Shareholders (Existing “Beneficial Shareholders”)	1) Main and branch offices of the relevant securities company at which shares of LG Display Co., Ltd. are deposited as of the Record Date 2) Main and branch offices of the joint lead managers for the Capital Increase.
General Public Offering (including subscription by high-yield and high-risk investment trusts)	Main and branch offices of the joint lead managers for the Capital Increase.	March 11, 2024 to March 12, 2024

D.
Share Rights

(1)
Share Rights shall not be issued as physical certificates pursuant to the adoption of the electronic securities system in Korea, effective as of September 16, 2019.

(2)
The Company shall issue Share Rights to shareholders in accordance with Article 165-6(3) of the Financial Investment Services and Capital Markets Act of Korea and Article 5-19 of the Regulations on Issuance, Public Disclosure, etc. of Securities of Korea, and shall entrust the sale and purchase and brokerage of Share Rights to the joint lead managers for the Capital Increase.

(3)
The Company shall (i) collectively issue Share Rights for shares held through the Existing Shareholders’ brokerage accounts with securities companies (i.e., shares of existing “beneficial shareholders”) in an aggregate lump sum, which will then be substituted to each applicable brokerage account, and (ii) individually issue Share Rights for shares managed in special accounts with the transfer agent (i.e., shares of existing “registered shareholders”) to each such shareholder's special account with the transfer agent; provided, however, that if a registered shareholder requests for the deposit into a brokerage account and the listing of the Share Rights with the transfer agent, the trading and account substitution of such Share Rights shall be permissible.

(4)
The Company shall apply for the listing of the Share Rights (issued to beneficial shareholders in a lump sum deposit manner) on the Korea Exchange and maintain such listing for at least five (5) business days.

- Expected Period of Listing of Share Rights: February 19, 2024 to

February 23, 2024 (five business days)

(5)
The method of transfer of Share Rights and the method of subscription for the shares pursuant to the Share Rights are as follows:
(i)
in the case of existing beneficial shareholders, if a sale or purchase is consummated through the Korea Exchange or through over-the-counter transactions, the transfer shall be made through an account substitution. The exercise of Share Rights to subscribe for new shares of the Company will be conducted through the main office and branch offices of the applicable securities companies and the joint lead managers where the Share Rights are deposited.
(ii)
In the case of existing registered shareholders, such shareholders may request for the transfer of Share Rights from the special account of the transfer agent to a “general electronic registration account (i.e., an brokerage account with a securities company)” prior to exercising or trading their Share Rights. Existing registered shareholders may exercise their Share Rights directly at the main or branch office of the joint lead managers for the Capital Increase even if their Share Rights have not been transferred to a general electronic registration account, but such Share Rights may only be sold or purchased after their transfer from the “special account” with the transfer agent to the general electronics account has been made.

(6)
If an application for subscription is not filed within the subscription due date, the rights and effects of the Share Rights shall cease to exist.

E.
Miscellaneous

(1)
This plan for the Capital Increase is subject to change due to, among other things, adjustments made by relevant authorities or in the course of finalization and filing the related securities registration statements.

(2)
Other details, such as matters not determined by the Board of Directors for the issuance of new shares, shall be delegated to the representative director or a person designated by him or her.

(3) The Share Rights and the common shares of the Company issuable upon the exercise of such Share Rights have not been registered under the Securities Act of 1933, as amended, or any state securities laws. No securities of the Company may be offered or sold in the United States or to, or for the benefit of, U.S. persons absent registration or an applicable exemption from such registration requirements. The Company expects to rely on an applicable exemption from registration requirements in connection with the transactions contemplated in this Report of a Material Event. This Report of a Material Event is neither an offer to sell nor a solicitation of an offer to buy any of the Company’s securities and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale is unlawful.

(4) Details relating to the Rights Offering with respect to the holders of American Depositary Shares representing ownership interest in the Company’s common shares will be announced separately.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LG Display Co., Ltd.
(Registrant)

Date: December 19, 2023 By: /s/ Suk Heo

(Signature)

Name: Suk Heo

Title: Director / Head of IR Division